SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 18, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 18, 2023.

Buenos Aires, April 18th 2023.

To

Fondo de Garantía de Sustentabilidad

Administración Nacional de la Seguridad Social (ANSES)

General Department of Strategic Management and Corporate Affairs

Dr. Guido Agustín Gallino

Tucumán 500, Mezzanine

Re. NOTE No. NO-2023-35213021-ANSES-DGGEYAS#ANSES (Explanatoryl Information)

Dear Sirs,

We write to you in reply to your request dated April 17th 2023 in connection with explanatory information on items 6 and 14 of the Agenda of the General and Special Shareholders’ Meeting of Banco Macro S.A. (hereinafter referred to as the “Bank”) called for April 25th 2023 and in that respect, please be advised as follows:

Item 6) Evaluate the remuneration of the members of the Board for the fiscal year ended December 31st 2022 within the limit as to profits provided for in section 261 of Act 19550 and the Rules of the CNV.

Using the same form, please provide and confirm the amounts actually approved by the shareholders’ meeting of the years 2019, 2020, 2021 and the amount proposed for the year 2022.

In the following table we inform the amounts in nominal value of the fees paid to the directors for the fiscal years ended in 2020, 2021 and 2022:

BANCO MACRO Board Fees	Approved 2020	Approved 2021	Proposed 2022
Global Amount	$1,381,124,320	$672,752,000	$1,448,370,000.00
Number of Directors	13	13	13
Annual Average Fee per Director	$106,240,332	$51,750,154	$111,413,076.92
Monthly Average Fee per Director	$8,853,361	$4,312,513	$9,284,423.08
Nominal Increase	$-329,699,936	$-708,372,320	$775,618,000,20
Percentage Increase	-19%	-51%	115%

In the table below we inform the fees paid to the directors for the fiscal years 2019, 2020 and 2021 as approved by the relevant shareholders’ meetings held in 2020, 2021 and 2022. In addition, in the last column of the table provide the amount of fees proposed for the year 2022 and to be evaluated by the next shareholders’ meeting. The amounts contained in the following table correspond to values expressed in constant currency at the end of each fiscal year from 2020 onwards.

BANCO MACRO Board Fees	Approved 2019	Approved 2020	Approved 2021	Proposed 2022
Global Amount	$1,710,824,256	$1,579,649,160	$756,482,809	$1,805,149,153.00
Number of Directors	13	13	13	13
Annual Average Fee per Director	$131,601,866	$121,511,474	$58,190,985	$138,857,627.15
Monthly Average Fee per Director	$10,966,822	$10,125,956	$4,849,249	$11,571,468.93
Nominal Increase	$1,050,962,255	$-131,175,096	$-823,166,351	$1,048,666,344.00
Percentage Increase	159%	-8%	-52%	139%

Item 14) Determine the Audit Committee’s budget.

- Please inform the fees proposed for the Audit Committee for the fiscal year beginning January 1st 2023 and the actual amount approved by the relevant shareholders’ meeting for the year 2022, expressly indicating whether there was any change in the functions or tasks compared with the ones performed for the Financial Statements of the previous year.

- In the event there is a significant increase, please provide the grounds or reasons of such increase.

As informed in our reply dated April 11th 2023, the amount we intend to propose as budget for the Audit Committee for the year beginning January 1st 2023 is AR $10,303,500, of which AR $ 300,000 shall be applied to training actions. The budget of such Committee approved by the Shareholders’ Meeting held on April 29th 2022 amounted to AR $ 5,038,500. Please be advised that no changes occurred as to the functions or tasks of such Committee and that the increase in the budget for the present year compared to the one of the previous year is the result of inflation adjustment.

- In addition, please confirm the amounts approved for the years 2019, 2020, 2021 and 2022, indicating whether such amounts are before or after taxes and using, to the extent possible, the following model:

We confirm the information provided in this table and inform that the amounts contained therein are before taxes:

Banco Macro	Approved	Approved	Approved	Approved	Proposed
Audit Committee	2019	2020	2021	2022	2023
Global Amount	$1,890,000	$2,764,000	$2,822,000	$5,038,500	$10,303,500
Nominal Increase	$506,000	$874,000	$58,000	$2,216,500	$5,265,000
Percentage Increase	37%	46%	2%	79%	104%

Sincerely,

Gustavo Alejandro Manríquez
Attorney-in-fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 18, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer